UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

GLU MOBILE INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

379890106
(CUSIP Number)

Tencent Holdings Limited
29/F Three Pacific Place,
No. 1 Queen’s Road East, Wanchai, Hong Kong
Telephone: +852 3148 5100

with a copy to:

Scott A. Anthony
Reid S. Hooper
Covington & Burling LLP
3000 El Camino Real
5 Palo Alto Square, 10th Floor
Palo Alto, CA 94306-2112
Telephone: +1 (650) 632-4700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 31, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 379890106	Schedule 13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Red River Investment Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
21,000,000

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
21,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.46%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Pursuant to Rule 13d-3(d)(1)(i), all percentages of ownership herein are calculated based upon 145,252,862 shares of Common Stock, par value $0.0001 per share, outstanding as of May 1, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2019.

CUSIP No. 379890106	Schedule 13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Tencent Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
21,000,000

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
21,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.46%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Pursuant to Rule 13d-3(d)(1)(i), all percentages of ownership herein are calculated based upon 145,252,862 shares of Common Stock, par value $0.0001 per share, outstanding as of May 1, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 10, 2019.

CUSIP No. 379890106	Schedule 13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
THL E Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Item 1.	Security and Issuer

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and supplements the Schedule 13D filed with the SEC on May 11, 2015 (as amended by Amendment No. 1 filed with the SEC on June 5, 2015, Amendment No. 2 filed with the SEC on February 11, 2016, and Amendment No. 3 filed with the SEC on February 26, 2016, the “Original Statement” and, together with this Amendment No. 4, the “Statement”) by Tencent Holdings Limited, a Cayman Islands company (“Tencent”), Red River Investment Limited, a British Virgin Islands company and a direct wholly-owned subsidiary of Tencent (“Red River”) and THL E Limited, a British Virgin Islands company and a direct wholly-owned subsidiary of Tencent (“THL”) relating to the common stock, $0.0001 par value per share (the “Common Stock”), of Glu Mobile Inc. (the “Issuer”).  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

The purpose of this Amendment No. 4 is to reflect open market sales of shares of Common Stock of the Issuer by THL on May 31, 2019. As a result of THL’s open market sales of shares of the Common Stock of the Issuer, as described in Item 5 below, THL no longer beneficially owns 5% of the outstanding shares of Common Stock of the Issuer. Unless specifically amended hereby, the disclosures set forth in the Original Statement shall remain unchanged. All capitalized terms used in this Amendment No. 4 but not defined herein shall have the meanings ascribed thereto in the Original Statement.

Item 2.	Identity and Background

Item 2 (including Appendix A attached thereto) is hereby amended and restated in its entirety, as follows:

“(a) – (c), (f) This Statement is being filed jointly by:

(i)	Tencent;

(ii)	Red River; and

(iii)	THL.

Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 7. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

The principal address of Tencent is 29/F Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong.  The principal address of Red River is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The principal address of THL is P.O. Box 957 Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

Tencent is an internet service portal in China providing value-added Internet, mobile and telecom services and online advertising and has been listed on the main board of the Hong Kong Stock Exchange since June 16, 2004 (SEHK 700).  Each of Red River and THL is a direct wholly-owned subsidiary of Tencent and is principally engaged in the business of holding securities in portfolio companies in which Tencent invests.

Attached hereto as Appendix A, and incorporated herein by reference, is information concerning each executive officer and director of Tencent, Red River and THL, which is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

(d)-(e) None of the Reporting Persons nor any of the persons or entities referred to in Appendix A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended by amending and restating Items 5(a)-(c) and (e), as follows:

(a) - (b) As of the date of this Statement, Tencent and Red River may be deemed to have beneficial ownership and shared power to vote or direct the vote of 21,000,000 shares of Common Stock.

As of May 31, 2019, Tencent and Red River beneficially owned 21,000,000 shares of Common Stock, which represents approximately 14.46% of the total outstanding shares of Common Stock of the Issuer on May 1, 2019. The percentage is based on a total of 145,252,862 shares of Common Stock outstanding as of May 1, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 10, 2019.

Except as set forth in this Item 5(a) and (b), to the knowledge of the Reporting Persons, no person identified in Appendix A hereto, other than David A.M. Wallerstein, Chief eXploration Officer and Senior Executive Vice President of Tencent, beneficially owns any shares of Common Stock.  As of May 31, 2019, Mr. Wallerstein beneficially owned 12,700 shares of Common Stock of the Issuer.

(c) On May 31, 2019, THL sold 7,259,728 shares of Common Stock of the Issuer in an open market transaction at a price of $7.75 per share, for an aggregate sales price of $56,262,892.

(e) As a result of the open market sale made on May 31, 2019 and described in Item 5(c) above, THL no longer beneficially owns 5% of the outstanding shares of Common Stock of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1:
Joint Filing Agreement, dated as of June 4, 2019, between Red River Investment Limited, Tencent Holdings Limited and THL E Limited, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 4, 2019

RED RIVER INVESTMENT LIMITED

By:	/s/ Ma Huateng
Name: Ma Huateng Title: Director

TENCENT HOLDINGS LIMITED

By:	/s/ Ma Huateng
Name: Ma Huateng Title: Director

THL E LIMITED

By:	/s/ Ma Huateng
Name: Ma Huateng Title: Director

APPENDIX A

EXECUTIVE OFFICERS AND DIRECTORS

The business address of each of the following individuals is c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Tencent Holdings Limited.

Red River

The directors for Red River Investment Limited are as follows:

Name	Present Principal Employment	Business Address	Citizenship
Ma Huateng	Director	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	People’s Republic of China
Charles St Leger Searle	Director	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	Republic of South Africa

Red River Investment Limited does not have any executive officers.

Tencent

The directors for Tencent Holdings Limited are as follows:

Name	Present Principal Employment	Business Address	Citizenship
Ma Huateng	Chairman of the Board and Executive Director	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	People’s Republic of China
Lau Chi Ping Martin	Executive Director	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	People’s Republic of China (Hong Kong SAR)
Jacobus Petrus (Koos) Bekker	Non-Executive Director	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	Republic of South Africa
Charles St Leger Searle	Non-Executive Director	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	Republic of South Africa
Li Dong Sheng	Independent Non-Executive Director	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	People’s Republic of China
Iain Ferguson Bruce	Independent Non-Executive Director	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	People’s Republic of China (Hong Kong SAR)
Ian Charles Stone	Independent Non-Executive Director	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	People’s Republic of China (Hong Kong SAR)
Yang Siu Shun	Independent Non-Executive Director	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	People’s Republic of China (Hong Kong SAR)

The executive officers for Tencent Holdings Limited are as follows:

Name	Present Principal Employment	Business Address	Citizenship
Ma Huateng	Chief Executive Officer	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	People’s Republic of China
Lau Chi Ping Martin	President	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	People’s Republic of China (Hong Kong SAR)
Xu Chenye	Chief Information Officer	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	People’s Republic of China
Ren Yuxin	Chief Operating Officer and President of Platform & Content Group and Interactive Entertainment Group	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	People’s Republic of China
James Gordon Mitchell	Chief Strategy Officer and Senior Executive Vice President	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	United Kingdom of Great Britain and Northern Ireland
David A.M. Wallerstein	Chief eXploration Officer and Senior Executive Vice President	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	United States of America
John Shek Hon Lo	Chief Financial Officer and Senior Vice President	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	People’s Republic of China (Hong Kong SAR)

THL

The directors for THL E Limited are as follows:

Name	Present Principal Employment	Business Address	Citizenship
Ma Huateng	Director	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	People’s Republic of China
Charles St Leger Searle	Director	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	Republic of South Africa

THL E Limited does not have any executive officers.